UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION:                      AMOUNT OF FILING FEE:
*$15,081,566                                **$3,016

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 212,817 SHARES OF SERIES A PREFERRED STOCK AT THE

TENDER OFFER PRICE OF $16.80 PER SHARE, THE PURCHASE OF 297,746 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $17.15 PER SHARE, AND THE PURCHASE OF 304,757 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $21.00 PER SHARE.

**THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS SCHEDULE TO ON SEPTEMBER 6, 2001.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $3,016              Form or Registration No.: 005-41043
Filing Party:  Dynex Capital, Inc.           Date Filed:  September 6, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No.2 amends and supplements the Tender Offer Statement on Schedule TO (as amended by Schedule TO-I/A filed September 24, 2001), filed with the Securities and Exchange Commission on September 6, 2001, relating to the offer by Dynex Capital, Inc. to purchase shares of its Series A preferred stock, Series B preferred stock, Series C preferred stock all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2001 and the related Letters of Transmittal. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i), (a)(1)(B)(ii) and (a)(1)(B)(iii). The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, are hereby expressly incorporated herein by reference in response to Items 1 through 11 of Schedule TO, as amended, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.  Summary Term Sheet

The Summary Term Sheet is amended to provide that the Offer will expire on October 10, 2001, at 5:00 p.m., New York City time, unless Dynex extends it.

Introduction: The first sentence of paragraph seven (7) is amended to delete October 4, 2001 and insert October 10, 2001 in lieu thereof.

Item 4.  Number Shares; Prorations Extension of the Offer.

Item 4 of the Schedule TO is hereby amended as follows:

The date October 10, 2001 shall be inserted in lieu of October 4, 2001 in the first sentence of the second paragraph.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 10 - Certain Information About Dynex.

Paragraph 17 is amended to add the following:

On September 28, 2001, the court determined to combine ACA's motion for a preliminary injunction with the trial which is set to begin on October 15, 2001. In connection therewith, Dynex agreed with the Court to delay the funding of the purchase of shares tendered pursuant to this tender offer until November 2, 2001.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   DYNEX CAPITAL, INC.


                                   By:  /s/ Thomas H. Potts
                                        ---------------------------------------
                                            Thomas H. Potts
                                            President
Dated: October 2, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION
------                      -----------

(a)(1)(A)               Offer to Purchase dated September 6, 2001.*

(a)(1)(B)(i)            Series A Preferred Stock Letter of Transmittal.*

(a)(1)(B)(ii)           Series B Preferred Stock Letter of Transmittal.*

(a)(1)(B)(iii)          Series C Preferred Stock Letter of Transmittal.*

(a)(1)(C)               Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees September 6, 2001.*

(a)(1)(E)               Letter to Clients  from  Brokers,  Dealers,  Commercial
                        Banks,   Trust   Companies  and  other  Nominees  dated
                        September 6, 2001.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release (incorporated by reference to Dynex Capital, Inc. Schedule TO filed with the Securities and Exchange Commission on September 6, 2001).*

(a)(1)(H)               Press release dated October 2, 2001.

(a)(2)-(5)              Not applicable.*

(b)                     Not applicable.*

(d)                     Not applicable.*

(e)                     Not applicable.*

(g)                     Not Applicable.*

*  Previously filed on Schedule TO